UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41444

Intelligent Living Application Group Inc.

Unit 2, 5/F, Block A, Profit Industrial Building

1-15 Kwai Fung Crescent, Kwai Chung

New Territories, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 25, 2025, Intelligent Living Application Group Inc. (the “Company”) entered into a Placement Agency Agreement (the “PAA”) with Craft Capital Management LLC (“Craft Capital”), as the Placement Agent, to issue and sell 1,034,483 ordinary shares (the “Shares”) of the Company, $0.0001 par value per share (“Ordinary Shares”), at a purchase price of $0.58 per Share. The Shares were offered by the Company pursuant to its shelf registration statement on Form F-3 (File No. 333-274495), that was declared effective by the Securities and Exchange Commission on December 4, 2023 (the “Registration Statement”), on a best-efforts basis (the “Offering”). The offer and sale of the Shares in the Offering are described in the Company’s prospectus constituting a part of the Registration Statement, as supplemented by a final prospectus supplement dated February 25, 2025.

Pursuant to the terms of the PAA, the Company agreed to pay the Placement Agent a cash fee equal to 8.0% of the gross proceeds of the Offering and to reimburse the Placement Agent for certain of its expenses in an aggregate amount up to $50,000. The Company also agreed to issue, as additional compensation, to the Placement Agent, placement agent warrants to purchase up to 41,380 Ordinary Shares, equivalent to 4% of the Shares, at an exercise price of $0.783 per share. In addition, the Company and its officers and directors, agreed to a 90-day “lock-up” period from the closing date of the Offering, subject to certain exceptions. The PAA contains customary representations, warranties and agreements of the Company, customary conditions to closing, obligations of the parties and termination provisions.

The foregoing description of the PAA is not complete and is qualified in its entirety by reference to the full text of the form of the PAA, a copy of which is filed as Exhibit 10.1 to this report on Form 6-K and is incorporated by reference herein.

Conyers Dill & Pearman, counsel to the Company, has issued an opinion to the Company with respect to the validity of the Shares to be issued and sold in the Offering, a copy of which is filed as Exhibit 5.1 to this report on Form 6-K.

On February 27, 2025, the Company closed the Offering. The Company sold 1,034,483 Shares for total gross proceeds of approximately $600,000.

This report on Form 6-K is incorporated by reference into the Registration Statement.

Exhibit Index

Exhibit Number	Description
5.1	Opinion of Conyers Dill & Pearman
10.1	Placement Agent Agreement between the Company and Craft Capital Management LLC dated February 25, 2025
99.1	Press Release date February 26, 2025
99.2	Press Release date February 27, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Intelligent Living Application Group Inc.

Date: February 27, 2025	By:	/s/ Bong Lau
	Name:	Bong Lau
	Title:	Chief Executive Officer